Exhibit 12.1

Mack-Cali Realty, L.P.

Computation of Ratios of Earnings to Fixed Charges

(Dollar Amounts in Thousands)

	Three Months	For the Year Ended December 31,
	March 31, 2013	2012	2011	2010	2009	2008
EARNINGS:

Per F/S: Income from continuing operations	11,192	50,462	77,802	62,336	73,218	62,179
Add back: loss of unconsolidated joint ventures/ (Deduct): equity in earnings of unconsolidated joint ventures	1,750	(4,089)	(2,022)	(2,276)	5,560	39,752

Income from continuing operations before noncontrolling interest and equity in earnings of unconsolidated joint ventures	12,942	46,373	75,780	60,060	78,778	101,931

Add:
Fixed Charges (see calculation below)	33,370	126,519	125,403	150,438	140,504	131,955

Amortization of capitalized interest	520	1,981	1,913	2,070	2,028	1,950

Distributed income of equity investees	453	3,990	3,301	2,311	2,637	5,784

Subtotal	47,285	178,863	206,397	214,879	223,947	241,620

Subtract:
Interest capitalized	(3,467)	(4,342)	(1,081)	(1,912)	(1,401)	(5,799)

Earnings	$43,818	$174,521	$205,316	$212,967	$222,546	$235,821

FIXED CHARGES:
Interest expense (includes amortization)	29,869	122,042	123,860	148,363	138,858	125,922

Interest capitalized	3,467	4,342	1,081	1,912	1,401	5,799

Interest portion (1/3) of ground rents on land leases	34	135	135	163	245	234

Total fixed charges	$33,370	$126,519	$125,076	$150,438	$140,504	$131,955

Ratio of earnings to fixed charges	1.3	1.4	1.6	1.4	1.6	1.8